Exhibit 99.1

3 November 2021

BURFORD CAPITAL LIMITED

Notification of transactions by person discharging managerial responsibility

Burford Capital Limited, the leading global finance and asset management firm focused on law, has been notified of the usual transactions associated with certain estate planning by Christopher P. Bogart, Burford's Chief Executive Officer.

As announced previously, Mr Bogart transferred 7,647,727 ordinary shares in Burford to Christopher Bogart LLC (“CB LLC”), a company which is controlled by Mr Bogart. Ongoing movement of ownership interests in CB LLC back-and-forth between Mr Bogart and annual trusts established by Mr Bogart of which he and his family members are the beneficiaries is expected as a normal part of the US estate planning undertaken. Certain such movements occurred as of October 31, 2021, with a 86.111847% interest and a 13.888153% interest in CB LLC being returned to Mr Bogart from the Christopher P. Bogart 2020 Trust and the Christopher P. Bogart 2021 Trust, respectively; those interests were in turn transferred on October 31, 2021 to the Christopher P. Bogart 2018 GST Exempt Family Trust. These transfers do not affect the overall interest in shares in Burford held by Mr Bogart and the associated trusts.

The Notification of Dealing Forms for each of the transfers mentioned above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Giles Rolls (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher P. Bogart 2020 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Christopher P. Bogart, a PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	86.111847% interest in Christopher Bogart LLC, which holds 7,647,727 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Christopher P. Bogart
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$73,367,590.87	86.111847% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	31 October 2021
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher P. Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	86.111847% interest in Christopher Bogart LLC, which holds 7,647,727 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Christopher P. Bogart 2020 Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$73,367,590.87	86.111847% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	31 October 2021
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher P. Bogart 2021 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Christopher P. Bogart, a PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	13.888153% interest in Christopher Bogart LLC, which holds 7,647,727 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Christopher P. Bogart
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$11,832,754.29	13.888153% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	31 October 2021
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher P. Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	13.888153% interest in Christopher Bogart LLC, which holds 7,647,727 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Christopher P. Bogart 2021 Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$11,832,754.29	13.888153% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	31 October 2021
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher P. Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	100% interest in Christopher Bogart LLC, which holds 7,647,727 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Christopher P. Bogart 2018 GST Exempt Family Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$85,200,345.16	100% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	31 October 2021
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher P. Bogart 2028 GST Exempt Family Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Christopher P. Bogart, a PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	100% interest in Christopher Bogart LLC, which holds 7,647,727 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Christopher P. Bogart
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$85,200,345.16	100% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	31 October 2021
	(f) Place of the transaction	N/A